Exhibit 99.11

UNITED UTILITIES TRADING UPDATE

Introduction

United Utilities today issues an update on trading for the year ending 31 March 2006. The company will announce its preliminary results on 1 June 2006.

Commenting on the group's trading position, John Roberts, Chief Executive, said:

“The group is on track to deliver results for the year ending 31 March 2006 in line with our expectations. Taken together, our regulated and support services businesses continue to deliver the financial performance that underpins our dividend policy through to 2010.

“In licensed multi-utility operations, our water and electricity businesses have made a good start to the five-year regulatory review period. Our support services businesses have mobilised a number of substantial new contracts.

“Vertex recently announced that it had agreed terms to acquire 1st Software Limited, strengthening its position in the financial services sector. Vertex also recently secured a £45 million contract to provide outsourced mortgage services to Deutsche Bank.

“Following our decision last December to accelerate the disposal of our telecommunications business, Your Communications, this objective has been achieved, through the sale of the business to THUS Group plc, which completed on 26 February 2006.

“Building on the successful completion of our equity rights issue in July last year, we have turned our attention to the favourable market opportunities to raise long-term index-linked debt. In the second half year, we have agreed the issue of a total of £550 million of this debt with 30, 35, 36, 37 and 40 year maturities at real interest rates ranging from 1.3 to 2.0 per cent.

“Philip Green will be succeeding me as Chief Executive, following my retirement at the end of this month, and he has my best wishes as he leads the company in the next phase of its development.”

Licensed multi-utility operations

Operating profit* for the year to 31 March 2006 is expected to increase by around 15 per cent, compared to the previous year. This principally reflects the regulatory price increases which are accompanying the substantial capital investment programmes and subsequent growth in the asset base. It also reflects the re-planned mobilisation of the infrastructure renewals programme which has resulted in the deferral to future years of approximately £15 million of infrastructure renewals expenditure.

Capital investment is expected to be around £600 million, reflecting the phasing of expenditure in the first year of the water and electricity capital programmes. Good progress has been achieved in delivering our operating and capital efficiency initiatives. The company’s water resource levels remain robust, with reservoir levels standing at approximately 90 per cent, in line with typical levels for this time of year. United Utilities Water is targeting to have reduced leakage by around 50 megalitres per day, in the year to 31 March 2006, and will be at, or close to, Ofwat’s March 2006 spot leakage level target of 470 megalitres per day.

Infrastructure management

United Utilities Contract Solutions has successfully mobilised a number of significant new contracts in the year and this is expected to increase full-year turnover by around 35 per cent, compared to last year. Operating profit** is anticipated to increase by around 5 per cent. This slower growth in profit reflects the planned start-up costs associated with the substantial new contracts, which are not expected to recur next year.

The £1.1 billion, eight-year contract to operate the North of England gas distribution network successfully commenced on 1 June 2005. Performance to date has been good with all business targets either on track or having been outperformed.

Business process outsourcing

Turnover for the year to 31 March 2006 is expected to be similar to last year. Second half operating profit** is expected to be somewhat below the corresponding period last year, following a consistent pattern to the result for the first half of the year. This outturn for the year primarily reflects the contract with the Department for Work and Pensions coming to a natural close, the start-up costs associated with the Thurrock Council contract and the weak trading position of Marlborough Stirling that was recognised at the time of its acquisition.

The integration of Marlborough Stirling, now re-branded as Vertex Financial Services, is well-advanced and to support the growth strategy, Vertex agreed to acquire 1st Software Limited in February 2006. Significant progress has been made in developing Vertex Financial Services’ order book, with a £45 million, 5-year contract with Deutsche Bank to provide outsourced mortgage services having been recently secured. Additionally, Vertex has purchased Egg’s 49 per cent stake in its mortgages subsidiary, extended its mortgage services agreement with Egg, and secured other contracts with Livingstone Mortgages, a UK company created by Dresdner Kleinwort Wasserstein, and GMAC-RFC in Canada.

Other financial

The full-year accounts to 31 March 2006 will be prepared on an IFRS basis. The company published 2004/05 pro-forma financial results in July 2005. This pro-forma showed the impact of these changes in 2004/05 compared to UK GAAP to be a reduction in operating profit of 1 per cent, a reduction in profit before tax of just under 4 per cent and a reduction in net assets of around 31 per cent. None of these accounting changes impact on the cash flow position of the group.

Financing costs in the full-year accounts will reflect the impact of IAS 39 “Financial Instruments: Recognition and Measurement”. At the half-year, the group recorded a £68 million charge as a result of the application of this accounting standard.

Amortisation of intangibles, previously classified as goodwill under UK GAAP, is expected to be around £16 million for the full-year.

Net debt at the year-end is forecast to be around £4.2 billion. This represents a broadly flat position, compared to 30 September 2005, reflecting operational cash flows being largely offset by expenditure on the regulated businesses’ water and electricity capital programme and payment of the 2005/06 interim dividend.

The overall tax charge is expected to be close to 30 per cent, reflecting the full provision for deferred tax, as required by IAS 12, and the anticipated increase in current tax following the change in tax treatment of capitalised revenue expenditure.

Restructuring costs of around £25 million are expected for the full year, of which £9 million was recognised in the first half year. This exceptional charge primarily relates to the restructuring costs following the Marlborough Stirling acquisition and a further restructuring and rationalisation of property requirements in Vertex.

As outlined in the 2005/06 interim results, Your Communications, in accordance with IFRS, was classified as a discontinued business held for sale in the context of United Utilities’ consolidated accounts. Following the sale of Your Communications to THUS Group plc, the resultant 21.7 per cent holding in THUS is not expected to be material in the context of the group’s balance sheet or operating performance.

* excluding amortisation of intangibles considered as goodwill under UK GAAP
** excluding amortisation of intangibles considered as goodwill under UK GAAP and restructuring costs

United Utilities' Contacts:

John Roberts, Chief Executive	+44 (0)1925 237000
Simon Batey, Finance Director	+44 (0)1925 237000

Darren Jameson, Investor Relations Manager	+44 (0)7733 127707
Evelyn Brodie, Head of Corporate and Financial Communications	+44 (0)20 7307 0309